Exhibit 99.5

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Regarding Forward-Looking Statements” later in this news release.

BCE reports third quarter 2021 results

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Net earnings grew 9.9% to $813 million with net earnings attributable to common shareholders increasing 9.4% to $757 million, or $0.83 per common share, up 7.8%; 5.1% higher adjusted net earnings(1) of $748 million generated adjusted EPS(1) of $0.82, up 3.8%

●	3.6% consolidated service revenue growth drove 4.2% higher adjusted EBITDA(2)
●	266,919 total wireless mobile phone and mobile connected device, retail Internet and IPTV net subscriber activations increased 10.2%
●

136,464 mobile phone net subscriber activations(4), up 14.3%; best-ever Q3 postpaid churn rate at 0.93%; quarterly wireless service revenue and adjusted EBITDA recovered to pre-COVID levels in 2019, growing 5.0% and 5.6% respectively in Q3

●	65,779 retail Internet net subscriber activations represents best quarterly performance in 15 years with 9% residential Internet revenue growth; IPTV net subscriber activations up 68% to 31,641
●	Media revenue grew 14.5%, reflecting higher advertiser spending across all platforms; digital revenue increased 32% and now represents 22% of total media revenue
●	Strong financial position maintained with $6.1 billion of available liquidity(5) at end of Q3
●	Reconfirming all 2021 financial guidance targets

MONTRÉAL, November 4, 2021 – BCE Inc. (TSX, NYSE: BCE) today reported results for the third quarter (Q3) of 2021.

“With a clear strategic roadmap to build back from the impacts of COVID-19 and invest in the growth opportunities ahead, our team delivered positive performances across all Bell operating segments in Q3. Bell’s leading fibre and 5G broadband networks, and the wireline, wireless and media innovations they enable, are clearly delivering the connections Canadian consumers and business customers need as we all work to recover from the impacts of the COVID crisis,” said Mirko Bibic, President and CEO of BCE Inc. and Bell Canada.

“As pace of our recovery from the crisis quickens, the strong demand for the speed and connectivity advantages of Bell’s leading networks and services is clearly reflected in our Q3 results. Our fast-growing fibre network powered Bell’s best quarterly retail Internet net subscriber activations in 15 years and a 9% increase in residential Internet revenue as we also grew IPTV net subscriber activations by 68%. At the same time, the unparalleled performance advantages of Bell’s wireless networks drove a 46% increase in postpaid mobile phone net additions and exceptional growth in service revenue and adjusted EBITDA.”

“The Bell team has achieved our objective to steadily improve results each quarter since Q2 2020, when our business experienced its heaviest impacts from the COVID crisis. We have grown total revenue and adjusted EBITDA back to the levels of pre-pandemic Q3 2019 while at the same time significantly accelerating our next-generation network infrastructure investments to help our customers and company come back better from the COVID crisis. As reflected in the Bell for Better initiative, including the historic two-year $1.7 billion acceleration in our 5G, fibre

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and rural network rollouts, the Bell team is committed to championing customer experience, investing in our communities and driving our country’s ongoing recovery and resurgence.”

KEY BUSINESS DEVELOPMENTS

Building the best network: Canada’s fastest 5G

Executing our accelerated network investment plan with a 12.4% increase in capital expenditures in Q3, Bell network rollouts included pure fibre Internet for 52 smaller communities in Manitoba, Ontario, Québec and the Atlantic provinces and Bell 5G in communities large and small across multiple provinces. Bell is on track to meet or exceed our 2021 targets for new fibre and Wireless Home Internet locations passed, and to offer 5G coverage to more than 70% of the national population by the end of the year.

PCMag again determined that Bell’s mobile networks are the fastest in the country in its latest national network performance tests, while Global Wireless Solutions (GWS) ranked Bell 5G as Canada’s best. With the most awarded 5G network in Canada, Bell is driving the next generation of mobile innovation including the expansion of TSN 5G View / Vision 5G RDS access to Toronto Raptors home games in addition to regional coverage of the Montréal Canadiens and Toronto Maple Leafs; a 5G collaboration with Tiny Mile for its fleet of food delivery robots in downtown Toronto; and a partnership with TikTok Canada to power its unique Paint Portal multi-user Augmented Reality effect.

Leading the digital transformation of Canadian business

Building on Bell’s strategic agreement with Amazon Web Services (AWS) to accelerate 5G innovation and cloud adoption, we’re working with VMware Cloud and AWS to support enterprise business and government organizations in managing their hybrid cloud strategies. Bell is also offering enterprise customers a portfolio of Software-as-a-Service (SaaS) solutions to support their digital transformations, including Smart Supply Chain by Bell IoT Smart Connect for fleet and supply chain operators. We’re also working with Esri, Canada’s leading geographic information system (GIS) provider, on the Bell Integrated Smart City Ecosystem and with international AI-powered contact centre software provider NICE, to expand access to NICE CXone for Contact Centre as a Service in Canada.

Expanding consumer choice with service innovation, compelling content

Delivering new options for mobility and media customers, Virgin Plus reduced pricing on mobile data plans, achieving the federal government’s 25% price reduction target well ahead of the January 2022 deadline, and Bell Media announced Crave Mobile, offering access to the streaming service’s unparalleled content library on a single mobile device, and Crave Total for multiple user access across a full range of screens.

Canada’s top-ranked sports networks TSN and RDS are delivering more major league sports action this fall-winter season including the Toronto Raptors, the CFL, and the NFL on CTV as well as TSN and RDS. CTV Comedy Channel remained Canada’s most watched entertainment specialty channel for the third year in a row, while Noovo continues to lead viewership growth in conventional French-language TV. The Noovo Info news service aired its first French-language federal leaders debate and election night coverage alongside CTV’s coverage in English. Reflecting a focus on accelerating digital revenue growth, Bell Media launched the Bell DSP ad-tech platform with advanced advertising company Xandr.

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Bell for Better: Mental health in the community

To mark Mental Illness Awareness Week, Bell Let’s Talk announced the 113 recipients of the 2021 Bell Let’s Talk Community Fund in every region of Canada, including South and Central Health Foundation in Grand Falls-Windsor, Newfoundland and Labrador; Legacy of Hope Foundation in Gloucester, Ontario; and Le Centre de Prévention du Suicide (CPS) Côte-Nord in Baie-Comeau, Québec. Bell Let’s Talk also introduced a mental health podcast series featuring mental health experts and guests from Black, Indigenous and People of Colour (BIPOC) communities, and a mobile app in partnership with Strongest Families Institute (SFI) to enhance access to SFI’s proven mental health programs for remote communities.

Bell continues to abide by its COVID-19 operating principles and all government protocols, with a focus on protecting the health and safety of our customers, colleagues and communities. In preparation for a gradual and voluntary return to Bell office locations for more team members this fall, we introduced the Bell Workways program to provide many of our employees with flexible remote and mobile work options and are implementing a mandatory vaccination policy for Bell team members nationally.

BCE Q3 RESULTS

Financial Highlights

($ millions except per share amounts) (unaudited)	Q3 2021	Q3 2020	% change

BCE

Operating revenues	5,836	5,787	0.8%

Net earnings	813	740	9.9%

Net earnings attributable to common shareholders	757	692	9.4%

Adjusted net earnings	748	712	5.1%

Adjusted EBITDA	2,558	2,454	4.2%

Net earnings per common share (EPS)	0.83	0.77	7.8%

Adjusted EPS	0.82	0.79	3.8%

Cash flows from operating activities	1,774	2,110	(15.9%)

Capital expenditures	(1,159)	(1,031)	(12.4%)

Free cash flow(3)	571	1,034	(44.8%)

“Our consolidated Q3 financial results demonstrated another step forward in our COVID recovery and continued strong operational execution, including strong residential wireline performance, industry-leading wireless service revenue and adjusted EBITDA growth, and higher advertising revenue across all TV platforms. Total revenue and adjusted EBITDA are essentially back to Q3 2019 levels with BCE service revenue up 3.6% and adjusted EBITDA 4.2% higher, contributing to a year-over-year increase in net earnings of 9.9% despite ongoing COVID headwinds,” said Glen LeBlanc, Chief Financial Officer for BCE and Bell Canada.

“With strong marketplace performance and free cash flow, bolstered by exceptional liquidity, a well-structured balance sheet and a net debt leverage ratio that is the lowest among our Canadian peers, Bell remains on track to meet our 2021 financial guidance targets, lead investment in next-generation broadband networks and services, and deliver on our capital markets objectives for BCE shareholders.”

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BCE operating revenue was up 0.8% over Q3 2020 to $5,836 million, driven by a 3.6% increase in service revenue to $5,099 million reflecting year-over-year increases at all Bell operating segments. Product revenue decreased 14.6% to $737 million, the result of fewer mobile device transactions and lower business wireline data equipment sales.

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Net earnings increased 9.9% to $813 million and net earnings attributable to common shareholders totalled $757 million, or $0.83 per share, up 9.4% and 7.8% respectively. The increases were driven by adjusted EBITDA growth and higher other income due mainly to net mark-to-market gains on derivatives used to economically hedge equity settled share-based compensation. This was partly offset by increased depreciation and amortization expense, higher severance, acquisition and other costs as well as higher income taxes.

●	Adjusted net earnings were $748 million, or $0.82 per common share, up 5.1% and 3.8% respectively, from $712 million, or $0.79 per common share, in Q3 2020.
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Adjusted EBITDA grew 4.2% in Q3 to $2,558 million, driven by year-over-year increases at all Bell operating segments. BCE’s consolidated adjusted EBITDA margin(2) increased 1.4 percentage points to 43.8% from 42.4% in Q3 2020, due to the flow-through of higher service revenue and a 1.7% reduction in total operating costs that reflected a year-over-year decrease in low-margin product sales and the non-recurrence of a number of COVID-19 related expenses incurred last year.

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BCE capital expenditures increased 12.4% to $1,159 million, a capital intensity(4) ratio of 19.9%, compared to 17.8% in Q3 2020. The year-over-year increase in capital spending is consistent with our 2-year program to accelerate the rollout of Bell’s 5G, fibre and rural Wireless Home Internet networks.

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BCE cash flows from operating activities totalled $1,774 million, down 15.9% from Q3 2020, due to a reduction in cash from the timing of working capital changes and higher income taxes paid, partly offset by higher adjusted EBITDA.

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Free cash flow decreased 44.8% to $571 million, compared to $1,034 million in Q3 2020, due to lower cash flows from operating activities, excluding cash from discontinued operations and acquisition and other costs paid, and higher capital expenditures.

Q3 OPERATING RESULTS BY SEGMENT

Bell Wireless

●	Total wireless operating revenue decreased 0.9% to $2,296 million, due to lower year-over-year product revenue, partly offset by strong service revenue growth.
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Service revenue increased 5.0% to $1,654 million, the result of robust mobile phone postpaid subscriber base growth over the past year, driven by our disciplined focus on higher-value smartphone loadings and continued strong demand for Bell’s IoT solutions. Roaming revenue increased modestly over Q3 2020, reflecting increased travel due to easing of COVID-19 restrictions.

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Product revenue was down 13.6% to $642 million, due to a reduction in sales transaction volumes attributable to fewer customer device upgrades and a greater mix of bring-your-own-device customer activations.

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Wireless adjusted EBITDA increased 5.6% to $1,010 million, reflecting the flow-through of higher service revenue and a 5.6% reduction in operating costs, consistent with lower product sales, which delivered a 2.8 percentage point margin increase to 44.0%.

●	Bell added 136,464 total net new postpaid and prepaid mobile phone subscriber activations, up 14.3% from 119,345 in Q3 2020.
●	Postpaid mobile phone net subscriber activations were up 45.9% to 114,821 from 78,706 in Q3 2020. The notable increase was driven by a 9.0% increase in gross subscriber

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activations, reflecting pent-up customer demand and greater consumer traffic from the reopening of all retail stores compared to last year’s COVID-19 restrictions, and higher direct and digital channel sales volumes. Postpaid mobile phone customer churn(4) improved 5 basis points to 0.93%, representing our best-ever Q3 result.

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Prepaid mobile phone net subscriber activations were 21,643, down from 40,639 in Q3 2020. This result can be attributed to a 9.9% decrease in gross activations from lower market activity due to the ongoing slowdown in immigration and international travel during COVID-19. Mobile phone prepaid customer churn increased 17 basis points to 4.15%, reflecting greater competitive intensity in the discount mobile market.

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Bell’s mobile phone customer base totalled 9,349,459 at the end of Q3 2021, a 2.7% increase over last year, comprising 8,520,518 postpaid subscribers, up 3.2%, and 828,941 prepaid customers, down 2.2% compared to Q3 2020.

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Blended mobile phone average billing per user (ABPU)(4) was up 1.1% to $74.07, driven by greater customer adoption of higher-value rate plans, including unlimited data plans, and a modest year-over-year increase in roaming.

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Mobile connected device net activations were down 19.9% to 33,035, despite strong growth in Bell’s business IoT net connections, due to higher data device net losses as we continue de-emphasizing unprofitable, low-ABPU tablet transactions. Mobile connected device subscribers totalled 2,210,796 at the end of Q3 2021, an increase of 13.0% over last year.

Bell Wireline

●	Total wireline operating revenue decreased 0.6% to $3,015 million.
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Wireline service revenue was up 0.3% to $2,920 million, the result of a 9.1% increase in residential Internet revenue that was partly offset by lower business markets revenue due to exceptionally high demand in Q3 2020 for conferencing services, remote collaboration tools and voice connectivity as a result of work-at-home protocols enacted by Canadian enterprises because of COVID-19 restrictions.

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Product revenue decreased 21.5% to $95 million, due to higher sales of data equipment in Q3 2020 as large enterprise and government sector customers spent on capacity and network facilities to connect more employees working remotely, as well as the timing of data equipment sales in 2021.

●	Wireline adjusted EBITDA grew 1.0% to $1,333 million, reflecting a 1.8% reduction in operating costs that contributed to a 0.7 percentage-point improvement in margin to 44.2%.
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Bell added 65,779 net retail Internet subscribers, 4.6% more than Q3 2020. This represents our best quarterly result in 15 years, driven by the accelerated buildout of Bell’s all-fibre and Wireless Home Internet service footprints, and a more active back-to-school period compared to last year. Retail Internet subscribers totalled 3,814,035 at the end of Q3, a 4.2% increase over Q3 last year.

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Bell TV added 31,641 net new retail IPTV subscribers, up 68.0% from 18,837 in Q3 2020. This represents our best quarterly result in two years, reflecting the success of our multi-brand strategy, including standalone Fibe TV subscriptions and Fibe TV app streaming services, as well as more typical back-to-school student market activity and more live sporting programming this year. At the end of Q3, Bell served 1,853,250 retail IPTV subscribers, up 3.8% from last year.

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Retail satellite TV net subscriber losses increased 10.4% to 21,120, due to lower gross activations compared to last year. Bell’s retail satellite TV customer base totalled 875,711 at the end of Q3, down 8.1% compared to last year.

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Retail residential NAS net losses improved 14.1% to 42,755, reflecting fewer customer deactivations during COVID-19. Bell’s retail residential NAS customer base totalled 2,338,816 at the end of Q3, a 7.8% decline since Q3 2020.

Bell Media

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Media operating revenue increased 14.5% in Q3 to $719 million, driven by increased advertiser spending across TV, radio, out of home and digital media platforms as the COVID-19 economic recovery takes hold more fully, as well as higher subscriber revenue.

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Adjusted EBITDA was up 20.8% to $215 million, resulting in a 1.6 percentage point increase in margin to 29.9%. This was driven by the flow-through of higher year-over-year revenue, despite a 12% increase in operating costs reflecting more live sports events and TV programming compared to last year when COVID-19 related TV production shutdowns and delays occurred, and the non-recurrence of Canada Emergency Wage Subsidy (CEWS) funding received in Q3 2020.

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Advertising revenue increased 18.6% this quarter, driven by stronger conventional and specialty TV performance, due to a timelier start to the new fall TV programming season, more live sporting events compared to 2020, and revenue generated from the recent federal election.

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Subscriber revenue was up 12.3% in Q3, driven by a 5% year-over-year increase in Crave subscribers. Digital revenue grew 32% due to rapid expansion of CTV’s AVOD product, continued scaling of the SAM TV media sales tool and continued Crave growth.

●	TSN and RDS were Canada’s top-ranked English and French-language sports networks for Q3 and the full 2020/2021 broadcast year.
●	Bell Media’s English-language entertainment specialty channels achieved record rankings, with CTV Comedy, Discovery and CTV Drama claiming the top 3 spots.
●	Noovo continued to gain viewership over its French-language competitors with primetime audiences up 18% in the current fall TV season.

COMMON SHARE DIVIDEND

BCE’s Board of Directors has declared a quarterly dividend of $0.875 per common share, payable on January 15, 2022 to shareholders of record at the close of business on December 15, 2021.

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OUTLOOK FOR 2021

BCE confirmed its financial guidance targets for 2021, as provided on February 4, 2021, as follows:

	February 4 Guidance	November 4 Guidance

Revenue growth	2% – 5%	On track

Adjusted EBITDA growth	2% – 5%	On track

Capital intensity	18% – 20%	On track

Adjusted EPS growth	1% – 6%	On track

Free cash flow ($M)	$2,850 – $3,200	On track

Annualized common dividend per share	$3.50	$3.50

During the third quarter of 2021, our financial and operating performance continued to recover from the effects of COVID-19, due to our operational execution and the easing of government restrictions put in place to combat the pandemic, which allowed many businesses to resume some level of, or increase, commercial activities in the latter part of Q2 2021. As a result, the adverse impacts of COVID-19 on our sequential and year-over-year performance were reduced. Additionally, it has been well over a year since the pandemic began affecting our performance and we have since adapted many aspects of our business to better operate in this environment. The effects of COVID-19, although moderating, continued to unfavourably impact Bell Wireless product and roaming revenues, Bell Wireline business markets equipment revenues, as well as Bell Media advertising revenues during the quarter.

Due to uncertainties relating to the severity and duration of the COVID-19 pandemic and possible resurgences in the number of COVID-19 cases, and various potential outcomes, it is difficult at this time to estimate the impacts of COVID-19 on our business or future financial results and related assumptions. Our business and financial results could continue to be unfavourably impacted, and could again become more significantly and negatively impacted, in future periods. Notably, our wireless product revenues and mobile phone and mobile connected devices gross additions may be unfavourably impacted due to a global chip shortage attributable to the impacts of the COVID-19 pandemic that is resulting in short-term supply chain disruptions and inventory constraints for consumer electronics and mobile devices, including smartphones and tablets. The extent to which COVID-19 will continue to adversely impact us will depend on future developments that are difficult to predict, including the prevalence of COVID-19 variants that are more contagious and may lead to increased health risks, the timely distribution of effective vaccines and treatments, the potential development and distribution of new vaccines and treatments, the time required to achieve broad immunity, as well as new information which may emerge concerning the severity and duration of the COVID-19 pandemic, including the number and intensity of resurgences in COVID-19 cases, and the actions required to contain the coronavirus or remedy its impacts, among others. Please see the section entitled “Caution Regarding Forward-Looking Statements” later in this news release for a description of the principal assumptions on which BCE’s 2021 financial guidance targets are based, as well as the principal related risk factors.

CALL WITH FINANCIAL ANALYSTS

BCE will hold a conference call for financial analysts to discuss Q3 2021 results on Thursday, November 4 at 8:00 am eastern. Media are welcome to participate on a listen-only basis. To

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participate, please dial toll-free 1-800-806-5484 or 416-340-2217 and enter passcode 7661656#. A replay will be available until midnight on December 5, 2021 by dialing 1-800-408-3053 or 905-694-9451 and entering passcode 6228194#.

A live audio webcast of the conference call will be available on BCE’s website at BCE Q3-2021 conference call.

NOTES

The information contained in this news release is unaudited.

(1) The terms adjusted net earnings and adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and non-controlling interest (NCI). We define adjusted EPS as adjusted net earnings per BCE common share. We use adjusted net earnings and adjusted EPS, and we believe certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs, impairment of assets and discontinued operations, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS. The following table is a reconciliation of net earnings attributable to common shareholders and EPS to adjusted net earnings on a consolidated basis and per BCE common share (adjusted EPS) respectively.

($ millions except per share amounts)

	Q3 2021		Q3 2020

	TOTAL	PER SHARE	TOTAL	PER SHARE

Net earnings attributable to common shareholders	757	0.83	692	0.77

Severance, acquisition and other costs	36	0.04	19	0.02

Net mark-to-market (gains) losses on derivatives used to economically hedge equity settled share-based compensation plans	(45)	(0.05)	10	0.01

Net losses (gains) on investments	-	-	(22)	(0.02)

Early debt redemption costs	-	-	16	0.02

Impairment of assets	-	-	3	-

Net earnings from discontinued operations	-	-	(6)	(0.01)

Adjusted net earnings	748	0.82	712	0.79

(2) The terms adjusted EBITDA and adjusted EBITDA margin do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures

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presented by other issuers. We define adjusted EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in Note 3, Segmented information, in BCE’s Q3 2021 consolidated Financial Statements. We define adjusted EBITDA margin as adjusted EBITDA divided by operating revenues. We use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe certain investors and analysts use adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA is also one component in the determination of short-term incentive compensation for all management employees. Adjusted EBITDA and adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net earnings to adjusted EBITDA.

($ millions)

	Q3 2021	Q3 2020

Net earnings	813	740

Severance, acquisition and other costs	50	26

Depreciation	902	876

Amortization	245	232

Finance costs

Interest expense	272	279

Interest on post-employment benefit obligations	5	12

Impairment of assets	-	4

Other (income) expense	(35)	29

Income taxes	306	262

Net earnings from discontinued operations	-	(6)

Adjusted EBITDA	2,558	2,454

BCE operating revenues	5,836	5,787

Adjusted EBITDA margin	43.8%	42.4%

(3) The term free cash flow does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by other issuers. We define free cash flow as cash flows from operating activities, excluding cash from discontinued operations, acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude cash from discontinued operations, acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. We consider free cash flow to be an important indicator of the financial strength and performance of our businesses because it shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. We believe certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most comparable IFRS financial measure is cash flows from operating activities. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

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($ millions)

	Q3 2021	Q3 2020

Cash flows from operating activities	1,774	2,110

Capital expenditures	(1,159)	(1,031)

Cash dividends paid on preferred shares	(31)	(32)

Cash dividends paid by subsidiaries to NCI	(13)	(11)

Acquisition and other costs paid	-	13

Cash from discontinued operations (included in cash flows from operating activities)	-	(15)

Free cash flow	571	1,034

(4) We use ABPU, churn, capital intensity and subscriber units to measure the success of our strategic imperatives. These key performance indicators are not accounting measures and may not be comparable to similar measures presented by other issuers.

(5) Available liquidity at September 30, 2021 was comprised of $2,167 million in cash and cash equivalents, $400 million available under our securitized trade receivables programs and $3.5 billion available under our committed bank credit facilities.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made in this news release are forward-looking statements. These statements include, without limitation, statements relating to BCE’s financial guidance (including revenues, adjusted EBITDA, capital intensity, adjusted EPS and free cash flow), BCE’s 2021 annualized common share dividend, our network deployment and capital investment plans, including our two-year increased capital investment program to accelerate the rollout of 5G, fibre and rural Wireless Home Internet networks, the potential impacts on our business, financial condition, liquidity and financial results of the COVID-19 pandemic, BCE’s business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the ‘safe harbour’ provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. These statements are not guarantees of future performance or events, and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations as of November 4, 2021 and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. From time to time, we consider potential acquisitions, dispositions, mergers, business combinations, investments, monetizations, joint ventures and other transactions, some of which may be significant. Except as otherwise indicated by us, forward-looking statements do not reflect the potential impact of any such

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transactions or of special items that may be announced or that may occur after November 4, 2021. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this news release for the purpose of assisting investors and others in understanding certain key elements of our expected financial results, as well as our objectives, strategic priorities and business outlook, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material Assumptions

A number of economic, market, operational and financial assumptions were made by BCE in preparing its forward-looking statements contained in this news release, including, but not limited to the following:

Canadian Economic Assumptions

Our forward-looking statements are based on certain assumptions concerning the Canadian economy, which in turn depend on important assumptions about how the COVID-19 pandemic will evolve, including the progress of the vaccination rollout. Notably, it is assumed that most public health restrictions in Canada are eased by the end of 2021 and pandemic-related effects on consumer demand for goods and services diminish gradually over time. In particular, we have assumed:

●

Strong rebound in economic growth as the economy recovers from the effects of the pandemic and related restrictions, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of around 5% on average in 2021

●	Household consumption growth as the pandemic recedes and consumer confidence rises
●	Strengthening business investment outside the oil and gas sector as demand increases and business confidence improves
●	Employment gains expected in 2021, despite ongoing challenges in some sectors
●	Accelerating trend toward e-commerce
●	Low immigration levels until the majority of international travel and/or health-related restrictions are lifted
●	Prevailing low interest rates expected to remain at or near current levels for the foreseeable future
●	Canadian dollar expected to remain at or near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices

Canadian Market Assumptions

Our forward-looking statements also reflect various Canadian market assumptions. In particular, we have made the following market assumptions:

●	A consistently high level of wireline and wireless competition in consumer, business and wholesale markets
●	Higher, but slowing, wireless industry penetration
●	A shrinking data and voice connectivity market as business customers migrate to lower-priced telecommunications solutions or alternative over-the-top (OTT) competitors
●

While the advertising market continues to be adversely impacted by cancelled or delayed advertising campaigns from many sectors due to the economic downturn during the COVID-19 pandemic, we do expect gradual recovery in 2021

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●

Declines in broadcasting distribution undertakings (BDU) subscribers driven by increasing competition from the continued rollout of subscription video on demand streaming services together with further scaling of OTT aggregators

Assumptions Concerning our Bell Wireless Segment

Our forward-looking statements are also based on the following internal operational assumptions with respect to our Bell Wireless segment:

●	Maintain our market share of national operators’ wireless postpaid net additions
●	Modest growth of our prepaid subscriber base
●	Continued focus on mobile phone subscriber growth, as well as the introduction of more 5G, 4G Long-term evolution (LTE) and LTE Advanced devices and new data services
●	Continued deployment of 5G wireless network offering coverage that is competitive with other national operators in centres across Canada
●	Increased subscriber acquisition and retention spending
●

Unfavourable impact on mobile phone blended ABPU, driven by reduced outbound roaming revenue due to travel restrictions as a result of the COVID-19 pandemic and reduced data overage revenue due to continued adoption of unlimited plans

●	Increased adoption of unlimited data plans and device financing plans
●	No material financial, operational or competitive consequences of changes in regulations affecting our wireless business

Assumptions Concerning our Bell Wireline Segment

Our forward-looking statements are also based on the following internal operational assumptions with respect to our Bell Wireline segment:

●	Continued growth in retail Internet and IPTV subscribers
●	Increasing wireless and Internet-based technological substitution
●	Continued aggressive residential service bundle offers from cable TV competitors in our local wireline areas
●	Continued large business customer migration to IP-based systems
●	Ongoing competitive repricing pressures in our business and wholesale markets
●	Continued competitive intensity in our small and medium-sized business markets as cable operators and other telecommunications competitors continue to intensify their focus on business customers
●	Traditional high-margin product categories challenged by large global cloud and OTT providers of business voice and data solutions expanding into Canada with on-demand services
●	Accelerating customer adoption of OTT services resulting in downsizing of TV packages
●	Further deployment of direct fibre to more homes and businesses within our wireline footprint and fixed wireless-to-the-premise technology in rural communities
●

Growing consumption of OTT TV services and on-demand streaming video, as well as the proliferation of devices, such as tablets, that consume large quantities of bandwidth, will require ongoing capital investment

●

Realization of cost savings related to management workforce reductions including attrition and retirements, lower contracted rates from our suppliers, operating efficiencies enabled by a growing direct fibre footprint, changes in consumer behaviour and product innovation, new call centre technology that is enabling self-serve capabilities, and other improvements to the customer service experience

●	No material financial, operational or competitive consequences of changes in regulations affecting our wireline business

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Assumptions Concerning our Bell Media Segment

Our forward-looking statements are also based on the following internal operational assumptions with respect to our Bell Media segment:

●

Overall revenue is expected to reflect a gradual economic recovery in 2021 combined with subscriber revenue growth and strategic pricing on advertising sales. However, revenue performance is expected to continue to be negatively impacted by the effects of the COVID-19 pandemic on many sectors of the economy.

●	Continued escalation of media content costs to secure quality programming, as well as the return of sports and entertainment programming
●	Continued scaling of Crave through broader content offering and user experience improvements
●

Investment in Noovo News and more French-language original content to better serve our French-language customers with a wider array of content, in the language of their choice, on their preferred platforms

●	Enhanced market-leading attribution through our Strategic Audience Management (SAM) tool
●	Ability to successfully acquire and produce highly rated programming and differentiated content
●	Building and maintaining strategic supply arrangements for content across all screens and platforms
●	Continued monetization of content rights and Bell Media properties across all platforms
●	No material financial, operational or competitive consequences of changes in regulations affecting our media business

Financial Assumptions Concerning BCE

Our forward-looking statements are also based on the following internal financial assumptions with respect to BCE for 2021:

●

Total post-employment benefit plans cost to be approximately $300 million, based on an estimated accounting discount rate of 2.6%, comprised of an estimated above adjusted EBITDA post-employment benefit plans service cost of approximately $275 million and an estimated below adjusted EBITDA net post-employment benefit plans financing cost of approximately $25 million

●	Increase in depreciation and amortization expense of approximately $200 million to $250 million compared to 2020
●	Interest expense and payments of approximately $1,050 million to $1,100 million
●	An effective tax rate of approximately 27%
●	NCI of approximately $60 million
●	Total cash pension and other post-employment benefit plan funding of approximately $350 million to $375 million
●	Cash income taxes of approximately $800 million to $900 million
●	Average number of BCE common shares outstanding of approximately 905 million
●	An annual common share dividend of $3.50 per share

The foregoing assumptions, although considered reasonable by BCE on November 4, 2021, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

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Material Risks

Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in, or implied by, our forward-looking statements, including our 2021 financial guidance, are listed below. The realization of our forward-looking statements, including our ability to meet our 2021 financial guidance targets, essentially depends on our business performance, which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to: the COVID-19 pandemic and the adverse effects from the emergency measures implemented or to be implemented as a result thereof, including supply chain disruptions, as well as other pandemics, epidemics and other health risks; adverse economic and financial market conditions, a declining level of retail and commercial activity, and the resulting negative impact on the demand for, and prices of, our products and services; our dependence on third-party suppliers, outsourcers and consultants to provide an uninterrupted supply of the products and services we need to operate our business, including mobile devices; the intensity of competitive activity including from new and emerging competitors; the level of technological substitution and the presence of alternative service providers contributing to the acceleration of disruptions and disintermediation in each of our business segments; changing viewer habits and the expansion of OTT TV and other alternative service providers, as well as the fragmentation of, and changes in, the advertising market; rising content costs and challenges in our ability to acquire or develop key content; the proliferation of content piracy; higher Canadian smartphone penetration and reduced or slower immigration flow; regulatory initiatives, proceedings and decisions, government consultations and government positions that affect us and influence our business; the inability to protect our physical and non-physical assets from events such as information security attacks, unauthorized access or entry, fire and natural disasters; the failure to transform our operations, enabling a truly customer-centric service experience, while lowering our cost structure; the failure to continue investment in next-generation capabilities in a disciplined and strategic manner; the inability to drive a positive customer experience; the complexity in our operations; the failure to maintain operational networks in the context of significant increases in capacity demands; the risk that we may need to incur significant capital expenditures to provide additional capacity and reduce network congestion; the failure to implement or maintain highly effective information technology (IT) systems; the failure to generate anticipated benefits from our corporate restructurings, system replacements and upgrades, process redesigns, staff reductions and the integration of business acquisitions; events affecting the functionality of, and our ability to protect, test, maintain, replace and upgrade, our networks, IT systems, equipment and other facilities; in-orbit and other operational risks to which the satellites used to provide our satellite TV services are subject; the failure to attract and retain employees with the appropriate skill sets and to drive their performance in a safe environment; labour disruptions and shortages; the failure of our vendor selection, governance and oversight processes; security and data leakage exposure if security control protocols affecting our suppliers are bypassed; the quality of our products and services and the extent to which they may be subject to manufacturing defects or fail to comply with applicable government regulations and standards; the inability to access adequate sources of capital and generate sufficient cash flows from operating activities to meet our cash requirements, fund capital expenditures and provide for planned growth; uncertainty as to whether dividends will be declared by BCE’s board of directors or whether the dividend on common shares will be increased; the inability to manage various credit, liquidity and market risks; pension obligation volatility and increased contributions to post-employment benefit plans; new or higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits; the failure to reduce costs, as well as unexpected increases in costs; the failure to evolve practices to effectively monitor and control fraudulent activities; unfavourable resolution of legal

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proceedings and, in particular, class actions; new or unfavourable changes in applicable laws and the failure to proactively address our legal and regulatory obligations; the failure to recognize and adequately respond to climate change concerns or stakeholder and governmental changing expectations on environmental matters; and health concerns about radio frequency emissions from wireless communication devices and equipment.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. We encourage investors to also read BCE’s 2020 Annual MD&A dated March 4, 2021 (included in BCE’s 2020 Annual Report) and BCE’s 2021 First, Second and Third Quarter MD&As dated April 28, 2021, August 4, 2021 and November 3, 2021, respectively, for additional information with respect to certain of these and other assumptions and risks, filed by BCE with the Canadian provincial securities regulatory authorities (available at Sedar.com) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.

About BCE

BCE is Canada’s largest communications company, providing advanced Bell broadband wireless, Internet, TV, media and business communications services. To learn more, please visit Bell.ca or BCE.ca.

Through Bell for Better, we are investing to create a better today and a better tomorrow by supporting the social and economic prosperity of our communities. This includes the Bell Let’s Talk initiative, which promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace initiatives throughout the country. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Marie-Eve Francoeur

514-391-5263

marie-eve.francoeur@bell.ca

Investor inquiries:

Thane Fotopoulos

514-870-4619

thane.fotopoulos@bell.ca

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